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SECURITIES AND E
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AB 3/3

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-18361

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CAMERON, MURPHY & SPANGLER, INC.**

OFFICIAL USE ONLY
FIRM I.0. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

170 S. Oakland Avenue
(No. and Street)

Pasadena	**California**	**91101**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stein & Company, CPA's
(Name - *if individual, state last, first, middle name)*

655 N. Central Ave. 17th Floor	**Glendale**	**California**	**91203**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.1 7a-5(e) (2)*

OATH OR AFFIRMATION

I, Donald R. Cameron, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cameron, Murphy & Spangler, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GWEN D. JENKINS
COMM. # 1837899
NOTARY PUBLIC, CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires March 22, 2013
EAM1

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 1 5c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (;) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cameron, Murphy and Spangler, Inc.

FINANCIAL STATEMENTS

DECEMBER 31, 2009

TABLE OF CONTENTS

Stein & Company
Certified Public Accountants
Jon Stein, Certified Public Accountant
jonsteincpa@yahoo.com:
Member of the American Institute of Certified Public Accountants
Member of the California Society of Certified Public Accountants
655 N. Central Ave. 17th Floor
Glendale, CA 91203
Phone: (818) 649-8350
Cell: (818) 634-2276

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Cameron, Murphy and Spangler, Inc.
Pasadena, California

We have audited the accompanying balance sheets of Cameron, Murphy and Spangler, Inc. as of December 31, 2009 and the related statements of comprehensive income, stockholders' equity and cash flows for the year then ended. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cameron, Murphy and Spangler, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on pages 9 and 10 is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Stein & Company

Glendale, California
February 24, 2010

CAMERON, MURPHY AND SPANGLER, INC.
BALANCE SHEET
DECEMBER 31, 2009

ASSETS

Current assets:		
Cash	$	180,393
Receivables from brokers and dealers		41,321
Marketable securities		480,621
Due from stockholder		120,000
Prepaid expenses		14,228
Total current assets		836,563
Net property and equipment		181,204
Long-term receivable		192,414
Due from related party		308,490
Total assets	$	1,518,671

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:		
Accounts payable	$	13,025
Accrued expenses		9,422
Total current liabilities		22,447
Stockholders' equity		
Common stock, no par value, 200 shares authorized and issued, 100 shares outstanding		50,000
Retained earnings		1,446,224
Total stockholders' equity		1,496,224
Total liabilities and stockholders' equity	$	1,518,671

See accompanying notes and independent auditors' report.

CAMERON, MURPHY AND SPANGLER, INC.
STATEMENT OF COMPREHENSIVE INCOME
YEAR ENDED DECEMBER 31, 2009

Revenues:	
Commission income	$ 1,173,969
Expenses:	
Commissions	252,747
Officer salaries	207,000
Office salaries	125,055
Pension plan expense	126,431
Other operating expenses	65,048
Employee benefits	49,523
Payroll taxes	43,851
Auto expenses	43,169
Travel and entertainment	41,668
Office expenses	30,308
Professional dues and associations	25,611
Depreciation and amortization	24,269
Legal and professional	20,898
Telephone	18,842
Insurance	10,553
Taxes, licenses and regulatory fees	3,821
Consulting fees	2,361
Total operating expenses	1,091,155
Income before other comprehensive income	82,814
Other comprehensive income:	
Interest and dividends	24,764
Net income	$ 107,578

See accompanying notes and independent auditors' report.

CAMERON, MURPHY AND SPANGLER, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2009

	Common Stock 200 shares authorized Outstanding Shares		Treasury Stock			
	shares	Amount	Shares	Amount	Retained Earnings	Total Stockholders' Equity
Balance, January 1, 2009	100	$ 50,000	100	$ (315,000)	$ 1,671,724	$ 1,406,724
Net income for the year ended December 31, 2009					107,578	107,578
Balance, December 31, 2009	100	$ 50,000	100	$ (315,000)	$ 1,779,302	1,514,302
Unrealized losses from marketable securities available for sale						(18,078)
						$ 1,496,224

See accompanying notes and independent auditors' report.

CAMERON, MURPHY AND SPANGLER, INC.
STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

Cash flows provided by (used for) operating activities:		
Net income		$ 107,578
Adjustments to reconcile net income to net cash provided by (used for) operating activities:		
Depreciation and amortization	24,269	
(Increase) decrease in assets:		
Receivables from brokers and dealers	(14,508)	
Prepaid expenses and other current assets	(6,788)	
Increase (decrease) in liabilities:		
Accounts payable	2,904	
Accrued expenses	9,422	
Net cash provided by operating activities		15,299
Cash flows provided by (used for) investing activities:		
Acquisitions of property and equipment	(5,414)	
Purchases of marketable securities	(42,867)	
Increase in due from stockholder	(120,000)	
Decrease in due from related party	107,922	
Net cash (used for) investing activities		(60,359)
Increase in cash		62,518
Cash-beginning of year		117,875
Cash-end of year		$ 180,393

See accompanying notes and independent auditors' report.

CAMERON, MURPHY AND SPANGLER, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist the reader in understanding and evaluating the financial statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Business Activity

Cameron, Murphy and Spangler, Inc. (the Company) provides investment advisory services for its clients. The Company is a registered broker-dealer as a member of FINRA (Financial Industry Regulatory Authority). All investments are maintained by brokerage companies and the Company does not own any of the funds it invests on behalf of its clients. The Company generally receives its revenues in the form of commissions, typically by the brokerage houses. Most of the Company's clients are located in the Southern California area.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Basis of Accounting

The company maintains its accounting records on the accrual basis of accounting. Security transactions are recorded on a settlement date basis, generally the third business day following the transaction date.

Building, Property and Equipment

Plant, property and equipment are stated at cost. Depreciation is provided by the straight-line method over the useful lives of the related assets, from five to thirty years.

Bond Amortization

The Company amortizes bond premiums and discounts on the straight-line method over the remaining life of the bond, based on the date of purchase.

CAMERON, MURPHY AND SPANGLER, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009
(continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company's stockholders have elected to be taxed as an S-corporation and therefore the corporation incurs no Federal tax liability. Accordingly, any income or losses are taxed directly to the individual stockholders. The Company incurs a minimum state income tax liability.

Marketable Securities

In accordance with SFAS No. 115, "*Accounting for Certain Investments in Debt and Equity Securities*," the Company determines the appropriate classification of securities at the time of purchase and reassesses the appropriateness of the classification at each reporting date. At December 31, 2009, all marketable securities held by the Company have been classified as available-for-sale and, as a result, are stated at fair value, based upon quoted market price as determined in active markets, with unrealized gains and losses included as a component of accumulated other comprehensive income in the accompanying balance sheet. Most of the securities consist of various municipal bonds with varying rates of interest and maturity dates.

2. BUILDING, PROPERTY AND EQUIPMENT

Plant, property and equipment consist of the following:

Property and equipment consist of the following:

Building	$ 248,000
Equipment, furniture and fixtures	188,812
Leasehold improvements	66,743
Land	62,000
Automobiles	50,255
	615,810
Less: accumulated depreciation	(434,606)
	$ 181,204

3. RELATED PARTY TRANSACTION

The Company has a loan outstanding to a relative of the stockholder. The loan is unsecured with interest at approximately 4% per annum. As the loan is not expected to be repaid within the year, it has been classified as non-current on the accompanying balance sheet. The loan is personally guaranteed by the stockholder of the Company.

4. DUE FROM STOCKHOLDER

Due from stockholder was a short-term unsecured loan without interest and was repaid to the Company in January 2010.

5. PROFIT SHARING PLAN

The Company sponsors a profit sharing plan retirement plan (the Plan) covering substantially all employees who have one year of continuous service. Each year, the Company may elect to make a discretionary match of 20% of each employee's compensation, subject to legal limits. The Company's contributions are vested over a six year period. Employees may typically start receiving benefits at the age of 55. The Company reserves the right to terminate the Plan at any time, at which point all of the contributions made to the Plan would become 100% vested.

Contributions made by the Company for the year ended December 31, 2009 were approximately $126,000.

6. SUPPLEMENTARY DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year ended December 31, 2009 for income taxes amounted to $500.

CAMERON, MURPHY AND SPANGLER, INC.
COMPUTATION OF NET CAPITAL PER UNIFORM
NET CAPITAL RULE 15C3-1
YEAR ENDED DECEMBER 31, 2009

CREDITS				
Shareholders' equity				1,496,224
DEBITS				
Non allowable assets:				
Petty cash	$	200		
Net property and equipment		181,204		
Haircuts on securities		33,643		
Notes receivable		620,904		
TOTAL DEBITS				835,951
NET CAPITAL			$	660,273
6-2/3% of aggregate indebtedness in the amount of $1,126 or $50,000, whichever is greater			$	50,000
EXCESS NET CAPITAL			$	610,273
AGGREGATE INDEBTEDNESS				
Accounts payable and accrued expenses				22,447
TOTAL AGGREGATE INDEBTEDNESS			$	22,447
Ratio of Aggregate Indebtedness to Net Capital				0.13:1.0

See accompanying notes and independent auditors' report.

CAMERON, MURPHY AND SPANGLER, INC.
RECONCILATION OF NET CAPITAL
YEAR ENDED DECEMBER 31, 2009

Net capital per FOCUS report, part II	$	599,461
Net audit adjustment for increased investment income		10,812
Ending Net Capital	$	610,273

See accompanying notes and independent auditors' report.

Stein & Company
Certified Public Accountants
Jon Stein, Certified Public Accountant
jonsteincpa@yahoo.com:
Member of the American Institute of Certified Public Accountants *Member of the California Society of Certified Public Accountants*
655 N. Central Ave. 17th Floor
Glendale, CA 91203
Phone: (818) 649-8350
Cell: (818) 634-2276

Board of Directors
Cameron, Murphy & Spangler, Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Cameron, Murphy & Spangler, Inc. for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Cameron, Murphy & Spangler, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5 (g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and for determining compliance with the exempt provisions of Rule 15c3-3. Because Cameron, Murphy & Spangler, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of federal reserve regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining a system of internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and the procedures are to provide management with reasonable, but not absolute, assurances that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specified internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties or anyone else not familiar with the adequacy of such procedures herein.

Glendale, California
February 24, 2010

Stein & Company

Certified Public Accountants

Jon Stein, Certified Public Accountant
jonsteincpa@yahoo.com:

Member of the American Institute of Certified Public Accountants
655 N. Central Ave. 17th Floor
Glendale, CA 91203

Member of the California Society of Certified Public Accountants
Phone: (818) 649-8350
Cell: (818) 634-2276

Board of Directors
Cameron, Murphy & Spangler, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of Cameron, Murphy & Spangler, Inc. for the year ended December 31, 2009. Our procedures were performed solely to assist you in complying with rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed were as follows:

1. Compared listed assessment payments with respective cash disbursement records entries;

2. Compared amounts reported on the audited Form X-17A-5 for the period from January 1, 2009 to December 31, 2009, with the amounts reported in the general assessment reconciliation (Form SIPC-7);

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;

4. Verified the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules; working papers and supporting adjustments; and

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion of the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that would cause us to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Cameron, Murphy & Spangler, Inc. taken as a whole.

Stein & Company

Glendale, California
February 24, 2010